# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Metalla Royalty & Streaming Ltd., CIK 0001722606
CUSIP: 59124U605
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 543 Granville Street, Suite 501, Vancouver, British Columbia Canada (A1), V6C 1X8
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-064655
Filed by CIK 0001730358

## Reporting persons
- Beedie Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; sole voting power 0; shared voting power 9,546,575; sole dispositive power 0; shared dispositive power 9,546,575; aggregate amount beneficially owned 9,546,575 (10.3% of the class)
  Comment: Beneficial ownership described above is based upon 92,524,776 common shares of Issuer outstanding as of May 15, 2025, as reported in Issuer's Form 6-K filed with the SEC on May 15, 2025.
- Beedie Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; sole voting power 0; shared voting power 9,546,575; sole dispositive power 0; shared dispositive power 9,546,575; aggregate amount beneficially owned 9,546,575 (10.3% of the class)
  Comment: Beneficial ownership described above is based upon 92,524,776 common shares of Issuer outstanding as of May 15, 2025, as reported in Issuer's Form 6-K filed with the SEC on May 15, 2025.
- Beedie (2023) Family Trust: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; sole voting power 0; shared voting power 9,546,575; sole dispositive power 0; shared dispositive power 9,546,575; aggregate amount beneficially owned 9,546,575 (10.3% of the class)
  Comment: Beneficial ownership described above is based upon 92,524,776 common shares of Issuer outstanding as of May 15, 2025, as reported in Issuer's Form 6-K filed with the SEC on May 15, 2025.
- 4358 Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; sole voting power 0; shared voting power 9,546,575; sole dispositive power 0; shared dispositive power 9,546,575; aggregate amount beneficially owned 9,546,575 (10.3% of the class)
  Comment: Beneficial ownership described above is based upon 92,524,776 common shares of Issuer outstanding as of May 15, 2025, as reported in Issuer's Form 6-K filed with the SEC on May 15, 2025.
- Ryan Beedie: type of reporting person: individual (IN); citizenship or place of organization: British Columbia Canada (A1); member of a group; sole voting power 0; shared voting power 9,546,575; sole dispositive power 0; shared dispositive power 9,546,575; aggregate amount beneficially owned 9,546,575 (10.3% of the class)
  Comment: Beneficial ownership described above is based upon 92,524,776 common shares of Issuer outstanding as of May 15, 2025, as reported in Issuer's Form 6-K filed with the SEC on May 15, 2025.

## Item 1. Issuer
Name of issuer: Metalla Royalty & Streaming Ltd.
Address of issuer's principal executive offices: 543 Granville Street, Suite 501 Vancouver, A1, V6C 1X8

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by:

(1) Beedie Investments Limited, a British Columbia, Canada corporation ("BIL"), which is a direct beneficial owner of the common shares of Issuer (the "Common Shares");

(2) Beedie Holdings Limited, a British Columbia, Canada corporation ("BHL"), which 100% owns and controls BIL;

(3) Beedie (2023) Family Trust (the "Trust"), a Canadian Resident Trust, which 100% owns and controls BHL;

(4) 4358 Investments Limited, a British Columbia, Canada corporation ("4358"), which is the Trustee and has sole control of the Trust; and

(5) Ryan Beedie, an individual Canadian citizen, who 100% owns and controls 4358 (collectively, with BIL, BHL, the Trust and 4358, the "Reporting Persons").
Address of principal business office or, if none, residence: 1111 West Georgia Street, Suite 900, Vancouver, British Columbia V6E 4M3 Canada
Citizenship: Item 2(a) is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Each Reporting Person may be deemed to beneficially own 9,546,575 Common Shares.
Percent of class: The number of Common Shares each of the Reporting Persons may be deemed to beneficially own constitutes approximately 10.3% of the Common Shares outstanding, based upon 92,524,776 Common Shares of Issuer outstanding as of May 15, 2025, as reported in Issuer's Form 6-K filed with the SEC on May 15, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 9,546,575
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 9,546,575

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Beedie Investments Limited: /s/ Ryan Beedie, President (07/25/2025)
- Beedie Holdings Limited: /s/ Ryan Beedie, President (07/25/2025)
- Beedie (2023) Family Trust: /s/ Ryan Beedie, President/By: 4358 Investments Limited Its: Trustee (07/25/2025)
- 4358 Investments Limited: /s/ Ryan Beedie, President (07/25/2025)
- Ryan Beedie: /s/ Ryan Beedie, Ryan Beedie (07/25/2025)